EXHIBIT 12.1

ONEOK, Inc.

Computation of Earnings to Fixed Charges

	Nine Months Ended September 30,
(Unaudited)	2003		2002
	(Thousands of Dollars)
Fixed Charges, as defined
Interest on long-term debt	$70,365		$66,920
Other interest	4,104		8,595
Amortization of debt discount and expense	4,049		7,511
Interest on lease agreements	7,110		6,659

Total Fixed Charges	85,628		89,685

Earnings before income taxes and income from equity investees	249,174		198,785

Earnings available for fixed charges	$334,802		$288,470

Ratio of earnings to fixed charges	3.91	x	3.22	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income before cumulative effect of a change in accounting principle and discontinued operations plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.